September 19, 2024

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: CB Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-36706

Dear Staff of the Division of Corporation Finance:

On behalf of CB Financial Services, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated September 13, 2024, regarding the above referenced filing. The Staff’s comment is reproduced below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio Composition, page 35

1.We note, based on the tabular disclosure on page 35, that commercial real estate (“CRE”) loans appear to be approximately 42% of your loan portfolio as of December 31, 2023. Given the proportion of CRE loans in your portfolio, please revise future filings to disaggregate these loans by owner-occupied and non-owner occupied and by key borrower type (e.g., multifamily, warehouse, office, retail, etc.). This could be similar to the detail you provide on slide 18 of your investor presentation in Exhibit 99.2 of your Form 8-K dated July 24, 2024. In addition, to the extent that there are geographic concentrations in your market areas or other material characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) that could be material to an investor’s understanding of these loans, include those details. Finally, if applicable, revise future filings to describe specific details of any risk management policies, procedures, or other actions undertaken by management in response to the current environment.

The Company hereby acknowledges this comment and undertakes to include the requested disclosures, as applicable, in its future filings beginning with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.

If you have any questions concerning this matter, please contact the undersigned at (724) 852-3517 or jprah@cb.bank.

Very truly yours,

/s/ Jamie L. Prah
Jamie L. Prah
Chief Financial Officer